SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Steel Partners Holdings L.P.

(Name of Subject Company)

Steel Partners Holdings L.P.
Steel Excel, Inc.

(Names of Filing Persons - Offeror)

Common Units, No Par Value

(Title of Class of Securities)

85814R107

(CUSIP Number of Class of Securities)

Jason Wong

Chief Financial Officer

590 Madison Avenue, 32nd Floor,

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Colin Diamond

Andrew J. Ericksen

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on April 8, 2022, which relates to the offer (the “Offer”) by Steel Partners Holdings L.P., a Delaware limited partnership (the “Company”), through its wholly owned subsidiary Steel Excel, Inc., a Delaware corporation (“Steel Excel”), to purchase up to $100 million in value of the Company’s common units, no par value, at a price not less than $40.00 nor greater than $42.00 per unit, net to the seller in cash, less any applicable withholding taxes and without interest, and was made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated April 7, 2022 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

All information in the Offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Items 1 through 11.

Amendment to the Offer to Purchase, the Letter of Transmittal and Other Exhibits to the Schedule TO

References to “Midnight (at the end of the Day), Eastern Time, on May 6, 2022” in the Offer to Purchase, the Letter of Transmittal and the other exhibits to the Schedule TO, including as the definition of “Expiration Date,” are hereby amended and replaced with “5:00 PM, Eastern Time, on May 13, 2022” so that the new Expiration Date of the Offer is now 5:00 P.M., Eastern Time, on May 13, 2022 (as may be further extended or earlier terminated). The extension is intended to allow unitholders additional time to review the Company’s first quarter results, which are expected to be announced on May 5, 2022.

Item 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)	(5)	(B)	Press Release dated May 3, 2022

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEEL PARTNERS HOLDINGS L.P.

By: Steel Partners Holdings GP Inc.
its General Partner

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Chief Financial Officer

Date: May 3, 2022

STEEL EXCEL, INC.

By:

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Chief Financial Officer

Date: May 3, 2022

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